# SEC Schedule 13D/A (Amendment No. 7) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Falcon's Beyond Global, Inc., CIK 0001937987
CUSIP: 306121104
Title of class of securities: Class A common stock, par value $0.0001 per share
Address of issuer's principal executive offices: 1768 Park Center Drive, Orlando, Florida (FL), 32835
Date of event which requires filing of this statement: 05/08/2026
Filed by CIK 0001995580
Persons authorized to receive notices and communications: Lucas Demerau, c/o Infinite Acquisitions Partners LLC, 2430 Pump Road, #356, Henrico, Virginia (VA), 23233, 407-801-0553

## Reporting persons
- Infinite Acquisitions Partners LLC (CIK 0001995580): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 15,313,249; sole dispositive power 0; shared dispositive power 15,313,249; aggregate amount beneficially owned 15,313,249 (31.28% of the class); the aggregate amount excludes certain shares
  Comment: The 15,313,249 shares beneficially owned includes (i) 14,913,249 shares of Class A Common Stock of the Issuer (ii) 150,000 Class A Common Stock which were received on December 12, 2025 upon the satisfaction of certain earnout targets and are subject to an additional 1-year lockup from the date such securities were earned, and (iii) 250,000 shares of Class A Common Stock that are subject to earnout (the "Class A Earnout Shares") that are being held in an escrow account for the benefit of Infinite Acquisitions. Does not include (i) 4,875,000 Class A Common Stock issuable upon the redemption of an equal number of Common Units that were issued as Earnout Units (as defined in Item 3 of this Schedule 13D) which have been earned but are subject to lockup until December 12, 2026 and (ii) an additional 8,125,000 shares of Class A Common Stock issuable upon the redemption of an equal number of Common Units that were issued as Earnout Units (as defined in Item 3 of this Schedule 13D) which have not yet been earned. The beneficial ownership percentage was calculated on the basis of Rule 13d-3 of the Exchange Act. See Item 5.
- Erudite Cria, Inc. (CIK 0002009850): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 15,313,249; sole dispositive power 0; shared dispositive power 15,313,249; aggregate amount beneficially owned 15,313,249 (31.28% of the class); the aggregate amount excludes certain shares
  Comment: The 15,313,249 shares beneficially owned includes (i) 14,913,249 shares of Class A Common Stock of the Issuer (ii) 150,000 Class A Common Stock which were received on December 12, 2025 upon the satisfaction of certain earnout targets and are subject to an additional 1-year lockup from the date such securities were earned, and (iii) 250,000 shares of Class A Common Stock that are subject to earnout (the "Class A Earnout Shares") that are being held in an escrow account for the benefit of Infinite Acquisitions. Does not include (i) 4,875,000 Class A Common Stock issuable upon the redemption of an equal number of Common Units that were issued as Earnout Units (as defined in Item 3 of this Schedule 13D) which have been earned but are subject to lockup until December 12, 2026 and (ii) an additional 8,125,000 shares of Class A Common Stock issuable upon the redemption of an equal number of Common Units that were issued as Earnout Units (as defined in Item 3 of this Schedule 13D) which have not yet been earned. The beneficial ownership percentage was calculated on the basis of Rule 13d-3 of the Exchange Act. See Item 5.

## Item 1. Security and Issuer
Title of class of securities: Class A common stock, par value $0.0001 per share
Name of issuer: Falcon's Beyond Global, Inc.
Address of issuer's principal executive offices: 1768 Park Center Drive, Orlando, Florida (FL), 32835
Comment: This Amendment No. 7 ("Amendment No. 7") to Schedule 13D relates to the shares of Class A common stock, par value $0.0001 per share ("Class A Common Stock"), of Falcon's Beyond Global, Inc., a Delaware corporation (the "Issuer") and amends and supplements the initial statement on Schedule 13D filed on February 13, 2024, as amended by Amendment No. 1 to the Schedule 13D filed on June 18, 2024, as amended by Amendment No. 2 to the Schedule 13D filed on November 22, 2024, as amended by Amendment No. 3 to Schedule 13D filed on January 8, 2025, as amended by Amendment No. 4 to Schedule 13D filed on July 11, 2025, as amended by Amendment No. 5 to Schedule D filed on March 9, 2026 and as amended by Amendment No. 6 to Schedule 13D filed on April 15, 2026 (as amended, the "Schedule 13D"). Except as specifically provided herein, this Amendment No. 7 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not defined in this Amendment No. 7 shall have the same meanings ascribed to them in the Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended and supplemented as follows:
The information provided and incorporated by reference in Item 5 is hereby incorporated by reference in this Item 3.

## Item 4. Purpose of Transaction
Purpose of transaction: The information provided and incorporated by reference in Item 3 is hereby incorporated by reference in this Item 4.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Items 5 (a)-(b) of the Schedule 13D are hereby amended and restated as follows:
The aggregate number and percentage of the Class A Common Stock beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.
As reported on the cover pages hereto, the Reporting Persons may each be deemed to beneficially own 15,313,249 shares which includes (i) 14,913,249 shares of Class A Common Stock of the Issuer (ii) 150,000 Class A Common Stock which were received on December 12, 2025 upon the satisfaction of certain earnout targets and are subject to an additional 1-year lockup from the date such securities were earned, and (iii) 250,000 shares of Class A Common Stock that are subject to earnout (the "Class A Earnout Shares") that are being held in an escrow account for the benefit of Infinite Acquisitions.

The beneficial ownership reported above represents approximately 31.28% of the outstanding shares of Class A Common Stock, as calculated pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended.
The filing of this statement on Schedule 13D shall not be construed as an admission that the Reporting Persons are, for the purposes of Section 13(d) or 13(g) of the Exchange Act or any other purpose, the beneficial owner of any shares of Class A Common Stock subject to earnout conditions or which may be received upon redemption of Common Units. Pursuant to Rule 13d-4, the Reporting Persons disclaim all such beneficial ownership.

Supplemental Voting Power (informational only)

For informational purposes only, as of the Record Date as reported in the Issuer's Form DEF 14A (File No.: 001-41833) filed April 30, 2026, giving effect to the immediate, as converted voting rights of the Issuer's Series B Preferred Stock, Infinite Acquisition would have voting power with respect to approximately 25.29% of the aggregate votes entitled to be cast by the Issuer's outstanding voting securities. After giving effect to Infinite Acquisition's disposition of 1,392,290 shares of Series B Preferred Stock that occurred on May 4, 2026, Infinite Acquisition would have voting power with respect to approximately 24.40% of the aggregate votes entitled to be cast by the Issuer's outstanding voting securities.
Number of shares as to which each person has sole or shared power to vote or dispose: See Item 5(a) above.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Infinite Acquisitions is a party to the Certificate of Designation of 11% Series B Cumulative Convertible Preferred Stock of Falcon's Beyond Global, Inc. and the Form of Subscription Agreement relating to the Series B Preferred Stock. The Series B Preferred Stock votes on an as converted to Class A Common Stock basis on all matters submitted to stockholders. Copies of the foregoing agreements are filed as Exhibits 3.1 and 10.1 to the Issuer's Form 8-K filed on September 12, 2025, and incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
H. Certificate of Designation Of 11% Series B Cumulative Convertible Preferred Stock (incorporated by reference to Exhibit 3.1 to Falcon's Beyond Global, Inc.'s Current Report on Form 8-K filed September 12, 2025)
I. Form of Subscription Agreement (incorporated by reference to Exhibit 10.1 to Falcon's Beyond Global, Inc.'s Current Report on Form 8-K filed September 12, 2025)

## Signatures
- Infinite Acquisitions Partners LLC: /s/ Lucas Demerau, Lucas Demerau, President (05/08/2026)
- Erudite Cria, Inc.: /s/ Lucas Demerau, Lucas Demerau, President (05/08/2026)